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06040782

BEST AVAILABLE COPY

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004 to December 31, 2005

OR VALSPAR CORP

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ________

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer r

B. Name of issuer of the securities held pursuant to the plan and the address of its princip... ...tive

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar 401 (k) Employee Stock Ownership for Hourly Employees
The Valspar 401 (k) Employee Stock Ownership for Salaried Employees

Date June 27, 2006

(Signature) *
Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing official under the signature.

EXHIBIT 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C ss.1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES- OXLEY ACT OF 2002

In connection with the Annual Report of the Valspar Corporation 401(k) Employee Stock Ownership Plan for Hourly Employees, The Valspar Corporation 401(k) Employee Stock Ownership Plan for Salaried Employees and the Valspar Profit Sharing Retirement Plan on Form 11-K for the year ended December 31 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N.Treat, the Chair of the Benefits Administrative Committee of the Valspar Corporation, Certify, pursuant to 18 U.S. C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes- Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: June 27, 2006

By: [signature]

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

This written statement is being furnished to (but not filed with) the Securities and Exchange Commission as an exhibit to Form 11- K.

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Financial Report
December 31, 2005

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 12, 2006

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets		2005		2004
Investments (Note 3):				
Interest in The Valspar Corporation Master Trust	$	**57,324,875**	$	55,506,783
Loans (Note 1)		**3,399,088**		3,068,773
Net assets available for benefits	$	**60,723,963**	$	58,575,556

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

		2005		2004
Additions to net assets attributed to:				
Employee contributions (Note 1)	$	3,648,516	$	3,950,639
Employer contributions (Note 1)		1,383,274		1,411,653
Interest in investment income of The Valspar Corporation Master Trust (Note 3)		125,862		1,187,104
Interest income from loans		182,060		140,616
		5,339,712		6,690,012
Deductions from net assets attributed to:				
Distributions to participants		4,144,183		3,891,662
Other		97,915		81,866
		4,242,098		3,973,528
Net increase		1,097,614		2,716,484
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees		1,050,793		749,411
Net assets available for benefits at beginning of year		58,575,556		55,109,661
Net assets available for benefits at end of year	$	60,723,963	$	58,575,556

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the years ended December 31, 2005 and 2004.

Vesting: Employee contributions vest immediately, and Company contributions vest only after three years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $31,318 and $21,116 in the years ended December 31, 2005 and 2004, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions must be invested in Company stock. Employees have the ability to diversify all employee contributions. Employees can also have full diversification of the Company's matching contribution at age 50.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $1,306,044 and $953,003 on the master trust level, respectively.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4 percent to 10 percent for the years ended December 31, 2005 and 2004, respectively. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2011. The loan balance at December 31, 2005 and 2004, was $3,399,088 and $3,068,773, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by the trustee, which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Note 2. Significant Accounting Policies (Continued)

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 11.7 percent and 11.6 percent on December 31, 2005 and 2004, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate this percent interest due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2005	2004
Fidelity U.S. Equity Index Pool	$ 38,799,000	$ 42,247,517
Wells Fargo Small Company Growth Fund I	32,215,823	35,272,424
Western Asset Core Fund	21,953,927	20,125,873
Alliance Growth Fund	41,010,129	40,146,999
Fidelity Managed Income Portfolio II	68,116,140	63,936,295
Valspar Stock Fund	222,737,795	234,995,922
Dodge & Cox Stock Fund	41,206,753	26,244,771
Fidelity Diversified International	23,027,720	13,140,080
Marsico Focus	2,891,742	593,635
Total Master Trust	$ 491,959,029	$ 476,703,516

Note 3. Investments (Continued)

The net investment income of the Master Trust is as follows:

	Years Ended December 31	
	2005	2004
Interest	$ 2,552,404	$ 2,456,985
Dividends	6,727,554	3,316,009
Net appreciation in fair value of investments	7,636,281	17,659,437
	$ 16,916,239	$ 23,432,431

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2005 and 2004, the Master Trust purchased 650,739 and 321,200 shares of common stock of the Company at a cost of $22,407,377 and $15,381,464, respectively. Dividends on common stock of the Company received by the Master Trust totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. These transactions are exempt party-in-interest transactions.